                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                        Under the Securities Act of 1934

                              (Amendment No. ___)*

                             ADVA INTERNATIONAL INC.
                             -----------------------
                                (Name of Issuer)

                          Common Stock $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   00100W-10-8
                                 --------------
                                 (CUSIP Number)

                                  Hendrik Smit
                                  Heydael B.V.
                                   Engeweg 21
                                  1251 LK Laren
                                 The Netherlands
                           Telephone: +31-35-538-9205
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Barry H. Genkin, Esq.
                        Blank Rome Comisky & McCauley LLP
                                One Logan Square
                        Philadelphia, Pennsylvania 19103
                                  215.569.5500

                                  March 2, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e) or 240 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                  ------------------------
CUSIP NO. 00100-W-10-8                  13D
----------------------                                  ------------------------
--------- ----------------------------------------------------------------------
   1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

          Hendrik Smit
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                     (a)  / /
                                                                 (b)  /X/
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions) WC, PF
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) OR 2(e)                                                / /
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          The Netherlands
---- ------------------- ------- -----------------------------------------------
                           7     SOLE VOTING POWER

                                 1,048,641
                         ------- -----------------------------------------------
       NUMBER OF           8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY                  None.
         EACH
       REPORTING
      PERSON WITH
                         ------- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 1,048,641
                         ------- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 None
------------------------ ------- -----------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,048,641
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)*
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.95%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON(See Instructions)

          IN
--------- ----------------------------------------------------------------------

----------------------                                  ------------------------
CUSIP NO. 00100-W-10-8                 13D
----------------------                                  ------------------------
--------- ----------------------------------------------------------------------
   1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

          Heydael B.V.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                      (a)  / /
                                                                  (b)  /X/
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)  WC, PF
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) OR 2(e)                                                 / /
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          The Netherlands
---- ------------------- ------- -----------------------------------------------
                           7     SOLE VOTING POWER

                                 1,048,641
                         ------- -----------------------------------------------
       NUMBER OF           8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY                  None.
         EACH
       REPORTING
      PERSON WITH
                         ------- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 1,048,641
                         ------- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 None
------------------------ ------- -----------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,048,641
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)*
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.95%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON(See Instructions)

          CO
--------- ----------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the common stock, par value $0.001, of ADVA International Inc. (the "Issuer"). The Issuer's principal executive office is located at 6 Woodcross Drive, Columbia, South Carolina 29212.

Item 2.  Identity and Background.

         (a) This Statement is being filed by (i) Hendrik Smit and (ii) Heydael B.V. (individually, a "Reporting Person" and collectively, the "Reporting Persons"). The filing of this Statement shall not be construed as an admission
(A) that any of the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this Schedule, (B) that this Schedule is legally required to be filed by any of the Reporting Persons or (C) that any of the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, a "group" within the meaning of Regulation 13d-5 promulgated under the Securities Exchange Act of 1934, as amended.

         (b) The Reporting Persons share the following business address:

                           Engweg 21
                           1251 LK Laren
                           The Netherlands

         (c) The principal business of Heydael B.V. is management consulting, and the address of its principal office appears in Item 2(b).

         The principal occupation or employment of Hendrik Smit is that of management consultant. Mr. Smit's principal employment is carried out through Heydael B.V. and its address is as it appears in Item 2(b).

         (d) Criminal Convictions: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) Court or Administrative Proceedings: During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such proceeding such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Heydael B.V. is a corporation organized and existing under the laws of the Netherlands. Mr. Smit is a citizen of the Netherlands.

Item 3.  Source and Amounts of Funds or Other Consideration.

         In a transaction which closed March 2, 2001, Heydael B.V. acquired 1,048,641 shares from the Issuer in consideration for the exchange by it of 100 shares of Global Information Group USA, Inc. ("GIG"), pursuant to an Agreement of Stock Exchange dated as of June 19, 2000, as amended, among Heydael B.V., the other shareholders of GIG, GIG, the Issuer and Biotel, Inc.


Item 4.  Purpose of Transaction.

         (a) Heydael B.V. acquired 1,048,641 shares in the Issuer through the Agreement of Stock Exchange referred to under Item 3 to combine the operations of GIG with the Issuer, a reporting company under the Securities Exchange Act of 1934. As previously reported on its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2001, the Issuer also entered into a Registration Rights Agreement with Heydael B.V. and the other stockholders of GIG (collectively, the "Stockholders") pursuant to which the Stockholders have the right to demand that the Issuer register, under the Securities Act of 1933, all or any part of their respective holdings. The Stockholders also have certain "piggyback" registration rights to participate in registered offerings filed by the Issuer. Heydael B.V. has not yet exercised any of its registration rights and, therefore, these rights may be exercised in the future.

         Subject to the availability of shares at acceptable prices, each Reporting Person contemplates the possibility that such Reporting Person may increase their investment in the Issuer's common stock through open market and privately negotiated transactions.

         Neither of the Reporting Persons has any present plans or proposals which relate to or would result in any of the following:

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described below:

         The Reporting Persons understand that Anthony E. Mohr was named President and Chief Executive Officer of the Issuer and that Mr. Mohr, Philip van Wijngaarden and Ruud A. M. Pruijm were appointed to the board on March 2, 2001 pursuant to the terms of the Agreement of Stock Exchange dated June 19, 2000, as amended.

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) As sole director and shareholder of Heydael B.V., Mr. Smit is the beneficial owner (calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of 1,048,641 shares of common stock or 7.95% of the Issuer's common stock (based on 13,185,000 shares outstanding).

         (b) Mr. Smit has sole power to vote and dispose of all of the shares of common stock referred to above in Item 5(a).

         (c)  Not applicable.

         (d) No person other than Mr. Smit has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the common stock referred to in Item 5(a).

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The responses to Item 3 and Item 4 are incorporated herein in their entirety. The Agreement of Stock Exchange dated as of June 19, 2000, as amended, among GIG, the Issuer, Biotel, Inc. and the shareholders of GIG, the Amendment (2.01) to Agreement of Stock Exchange dated February 2, 2001 among GIG, the Issuer, Biotel, Inc. and the shareholders of GIG and the Registration Rights Agreement among the Issuer and the Investors named therein are incorporated herein by reference in their entirety.


Item 7. Material to be Filed as Exhibits:

Exhibit 7.1 - Joint acquisition statement - set forth on signature page hereof.

*Exhibit 7.2 - The Agreement of Stock Exchange dated as of June 19, 2000, as amended, among GIG, the Issuer, Biotel, Inc. and the Sellers, as amended.

*Exhibit 7.3 - Amendment (2.01) to Agreement of Stock Exchange dated
               February 2, 2001 among GIG, the Issuer, Biotel, Inc. and the Sellers.

*Exhibit 7.4 - The Registration Rights Agreement dated as of March 1, 2000 among the Issuer and the Investors named therein.

*Incorporated by reference to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2001 (Commission File No. 0-16341).


                                   Exhibit 7.1

                    SIGNATURES AND JOINT STATEMENT AGREEMENT

After reasonable inquiry and to the best of each Reporting Person's knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

As required by Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, each Reporting Person upon whose behalf this Statement is filed agrees that this Statement is filed on behalf of each of them. Each Reporting Person understands that they are responsible for the timely filing of this Statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Person contained herein; each Reporting Person understands that they are not responsible for the completeness or accuracy of the information concerning the other Reporting Persons making this filing unless such Reporting Person knows or has reason to believe that such information is inaccurate. This Statement may be executed in more than one counterpart.

                                        HENDRIK SMIT


                                        /s/Hendrik Smit
                                        -----------------------------------



                                        HEYDAEL B.V.


                                        By:/s/Hendrik Smit
                                           --------------------------------
                                              Hendrik Smit
                                              Director and Sole Shareholder

Dated: March 12, 2001
       --------------